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SECI 09056606 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 23 2009

Washington, DC 110

SEC FILE NUMBER
8-67086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GrowthPoint Technology Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

835 Page Mill Road
(No. and Street)

Palo Alto	CA	94304
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John P. Cromwell III — 650-322-2378
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/24

OATH OR AFFIRMATION

I, John P. Cromwell III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GrowthPoint Technology Partners, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Member

Title

See attached certificate
Notary Public PK · 02·20·09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

FINANCIAL STATEMENTS

For the Years Ended December 31, 2008 and 2007
With
Report of Independent Auditors

Rowbotham
& COMPANY LLP

TABLE OF CONTENTS

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO

Report of Independent Auditors

To the Members:

We have audited the accompanying statements of financial condition of GrowthPoint Technology Partners, LLC (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GrowthPoint Technology Partners, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rowbotham & Company LLP

San Francisco, California
February 18, 2009

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
530 LYTTON AVENUE, 2ND FLOOR, PALO ALTO, CA 94301 TEL (650) 617 - 3365 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL- CONSULTING@ROWBOTHAM.COM
Member of the AICPA and PCAOB

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Oath of Corporate Officer
December 31, 2008

I affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal office or director has any proprietary interest in any account classified solely as that of a customer.

Mr. John P. Cromwell III
GrowthPoint Technology Partners, LLC

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statements of Financial Condition
As of December 31, 2008 and 2007

	2008	2007
Assets		
Cash	$605,786	$190,901
Accounts receivable	60,358	70,000
Fixed assets, net	53,651	48,221
Other assets	56,572	24,055
Total assets	$776,367	$333,177
Liabilities and Members' Equity		
Accounts payable and accrued liabilities	$ 25,493	$ 65,681
Income taxes payable	8,400	8,400
Accrued facility costs	21,630	31,778
Total liabilities	55,523	105,859
Commitments and contingencies	---	---
Members' equity	720,844	227,318
Total liabilities and members' equity	$776,367	$333,177

The accompanying notes are an integral part of these financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statements of Operations
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Fees	$5,294,258	$3,148,666
Miscellaneous	---	35,000
Total revenues	5,294,258	3,183,666
Expenses:		
Operating expense	847,760	665,300
Compensation and benefits	2,620,090	872,592
Professional fees	320,392	99,835
Marketing and development	217,322	172,746
Taxes	7,390	9,740
Total expenses	4,012,954	1,820,213
Net income	$1,281,304	$1,363,453

The accompanying notes are an integral part of these financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statements of Changes in Members' Equity
For the Years Ended December 31, 2008 and 2007

	Members' Equity
Balance at January 1, 2007	$ 343,865
Contributions	40,000
Withdrawals	(1,520,000)
Net income	1,363,453
Balance at December 31, 2007	227,318
Contributions	132,222
Withdrawals	(920,000)
Net income	1,281,304
Balance at December 31, 2008	$ 720,844

The accompanying notes are an integral part of these financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$1,281,304	$ 1,363,453
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	22,334	8,511
Changes in assets and liabilities:		
Accounts receivable	9,642	54,667
Other assets	(32,517)	(2,200)
Accounts payable and accrued liabilities	(40,188)	61,120
Income taxes payable	---	1,600
Accrued facility costs	(10,148)	(7,328)
Net cash provided by operating activities	1,230,427	1,479,823
Cash flow from investing activities:		
Purchase of fixed assets	(27,764)	(14,546)
Net cash used in investing activities	(27,764)	(14,546)
Cash flows from financing activities:		
Contributions	132,222	40,000
Withdrawals	(920,000)	(1,520,000)
Net cash used in financing activities	(787,778)	(1,480,000)
Net increase (decrease) in cash	414,885	(14,723)
Cash at the beginning of the year	190,901	205,624
Cash at the end of the year	$ 605,786	$ 190,901

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

General - GrowthPoint Technology Partners, LLC (the "Company") is a limited liability company established in September 2005. On January 13, 2006, the National Association of Securities Dealers, Inc. approved the Company's membership. The Company provides merger & acquisition, fundraising, and strategic advisory services to a wide range of technology companies. The Company will not hold customer funds or safekeep customer securities.

Basis of Accounting and Use of Estimates - The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value - The Company adopted the provisions of SFAS No. 157 as amended by FSP FAS 157-1 and FSP FAS 157-2 on January 1, 2008. The Company recorded no change to its opening balance of accumulated deficit as of January 1, 2008 as it did not have any financial instruments requiring retrospective application per the provisions of SFAS No. 157.

Fair Value Hierarchy - SFAS No. 157 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs) or reflect the Partnership's own assumptions of market participant valuation (unobservable inputs). In accordance with SFAS No. 157, these two types of inputs have created the following fair value hierarchy:

Level 1 - Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

SFAS No. 157 requires the use of observable market data if such data is available without undue cost and effort.

Measurement of Fair Value - The Company measures fair value as an exit price using the procedures described below for all assets and liabilities measured at fair value. When available, the Company uses unadjusted quoted market prices to measure fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based or independently-sourced market parameters such as interest rates and currency rates. Items valued using internally generated models are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be inputs that are readily observable. If quoted market prices are not available, the valuation model used generally depends on the specific asset or liability being valued.

Credit risk adjustments are applied to reflect the Company's own credit risk when valuing all liabilities measured at fair value. The methodology is consistent with that applied in developing counterparty credit risk adjustments, but incorporates the Company's own credit risk as observed in the credit default swap market.

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
Cash	$605,786	$---	$---	$605,786

Realized gains and losses are recorded when securities are sold using the first in, first out cost method unless specifically identified.

Fixed Assets - The Company records fixed assets based on historical cost adjusted for accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

	Useful Lives
Furniture and equipment	5 years
Computers	3 years
Leasehold improvements	5 years

Minor replacements, improvements, maintenance, and repairs are expenses as incurred. Gains and losses on sales and retirement of fixed assets are credited or charged to income.

Impairment of Long-Lived Assets - The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows are not in excess of the carrying value of the asset, a loss is recorded as the excess of the asset's carrying value over its fair value. No assets were determined to be impaired in 2008 or 2007.

Revenue Recognition - The Company's revenues are recognized when earned.

Expense Recognition - The Company's expenses are charged to expense as incurred.

Income Taxes - The Company is treated as a partnership for federal and state income tax purposes and accordingly the tax effects of the Company's income or loss are passed through to the members, except the case where the Company is charged a fee for doing business in that state. Consequently, income taxes are minimal.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and accounts receivable.

The Company maintains its cash in financial institutes which are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $250,000. At times, cash may be in excess of the FDIC insured limits.

Accounts receivable are stated at face value. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

The Company had four customers that comprised 41%, 25%, 21% and 12% of total accounts receivable at December 31, 2008. The Company had two customers that comprised 71% and 29% of total accounts receivable at December 31, 2007.

For the year ended December 31, 2008, the Company had four customers that comprised 26%, 19%, 15%, and 14% of fees. For the year ended December 31, 2007, the Company had four customers that comprised 23%, 22%, 12%, and 10% of fees.

Comprehensive Income - The Company has no components of comprehensive income other than its net income and, accordingly, comprehensive income is the same as the net income for the years ended December 31, 2008 and 2007.

2. Fixed Assets

Fixed assets, net are comprised of the following at December 31, 2008 and 2007:

	2008	2007
Furniture and equipment	$ 16,198	$ 16,304
Computers	50,287	22,417
Leasehold improvements	20,356	20,356
Total fixed assets	86,841	59,077
Less accumulated depreciation and amortization	(33,190)	(10,856)
Fixed assets, net	$ 53,651	$ 48,221

For the years ended December 31, 2008 and 2007, depreciation and amortization expense was $22,334 and $8,511.

3. Related Party Transactions

During the years ended December 31, 2008 and 2007, the Company distributed $920,000 and $1,520,000 to its members.

During the years ended December 31, 2008 and 2007, the Company received $132,222 and $40,000 from its members.

4. Commitments

The Company conducts its operations from its facilities in California and Illinois leased under a long-term leases. These operating leases expire in July 2010. Aggregate future minimum lease obligations for the operating lease in effect at December 31, 2008 are as follows:

Year ending December 31:	
2009	$267,370
2010	156,513
Total minimum lease obligations	$423,883

In addition to the above lease payments, the Company has an obligation for additional pass through operating costs on the leased facilities.

For the years ended December 31, 2008 and 2007, rent expense was $253,659 and $244,412.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to capital, both as defined, shall not exceed 15 to 1 for the year ended December 31, 2008 and 8 to 1 for the year ended December 31, 2007. At December 31, 2008 and 2007, the Company had net capital of $550,263 and $85,042. Net capital is $545,263 and $77,985 in excess of its required net capital of $5,000 and $7,057. At December 31, 2008 and 2007, the Company's ratio of aggregated indebtedness to net capital was 0.10 to 1 and 1.24 to 1, which is within the required regulator range.

Supplementary Information

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO

Report of Independent Auditors on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members:

We have audited the accompanying financial statements of GrowthPoint Technology Partners, LLC as of and for the year ended December 31, 2008, and have issued our report thereon dated February 18, 2009. Our audit wwas conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the following pages are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information contained in the following pages 13 to 16 has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rowbotham & Company LLP

San Francisco, California
February 18, 2009

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
530 LYTTON AVENUE, 2ND FLOOR, PALO ALTO, CA 94301 TEL (650) 617 - 3365 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL- CONSULTING@ROWBOTHAM.COM
Member of the AICPA and PCAOB

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Net Capital	
Total members' equity from statement of financial condition	$720,844
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition:	
Accounts receivable	(60,358)
Fixed assets, net	(53,651)
Other assets	(56,572)
Net capital before haircuts on securities position	550,263
Haircuts on securities	---
Net capital	$550,263
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$3,702
Minimum dollar net capital required	$5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$5,000
Excess net capital	$545,263
Excess capital at 1000%	$544,711
Aggregate Indebtedness	
Total liabilities from statement of financial condition	$55,523
Less non-aggregated indebtedness	---
Total aggregated indebtedness	$55,523
Ratio: Aggregated indebtedness to net capital	0.1 to 1

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

The Company has no reserve requirements as of December 31, 2008, under Rule 15c3-3.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

The Company is in compliance with provisions of Rule 15c3-3(b), 15c3-3(c), and 15c3-3(d) at December 31, 2008.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of December 31, 2008

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by the Company in Part IIA	$552,001
Audit adjustment to correct accounts payable	(1,738)
Net capital as reported in the financial statements	$550,263

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO

INDEPENDENT MEMBER OF
POLARIS™
INTERNATIONAL

Report of Independent Auditors on Internal Control

To the Members:

In planning and performing our audit of the financial statements and supplementary information of GrowthPoint Technology Partners, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
530 LYTTON AVENUE, 2ND FLOOR, PALO ALTO, CA 94301 TEL (650) 617 - 3365 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL- CONSULTING@ROWBOTHAM.COM
Member of the AICPA and PCAOB

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 18, 2009

Jurat

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 20 day of February,

2009 by John C. Cromwell III,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Pamela Kahn
Signature

(Notary seal)

PAMELA KAHN
COMM #1679780
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. Aug 3, 2010

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath or affirmation
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date ________

(Additional information)